Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	300 North LaSalle Chicago, IL 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

September 26, 2018

  Via EDGAR Submission and Overnight Delivery

  Securities and Exchange Commission

  100 F Street, N.E.

  Washington, D.C. 20549

Attention:	Amanda Ravitz
Edward M. Kelly
Jeff Gordon
Kevin Stertzel

Re:	AGILITI, INC. \DE
Registration Statement on Form S-4
Originally Filed August 23, 2018
File No. 333-226975

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Agiliti, Inc., a Delaware corporation (“Agiliti” or the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-226975) (as amended, the “Registration Statement”), which contains the proxy statement of Federal Street Acquisition Corp., a Delaware corporation (“FSAC”).

On behalf of Agiliti, we are writing to respond to the comments raised in the letter to Agiliti, dated September 22, 2018, from the staff of the SEC (the “Staff”).  Agiliti’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-4 filed with the SEC on August 23, 2018.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Beijing   Boston   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

What equity stake will current stockholders of FSAC and Selling Equityholders hold in the post- combination company after the closing?, page 9

1.              Assuming varying redemption percentages, provide examples of what percentage of ownership interest stockholders of FSAC public shares (other than investors in the private placement) would own. We note the disclosure that the actual facts are likely to be different than your assumption that no stockholder of FSAC public shares elects to redeem its shares.

Response: In response to the Staff’s comment, the Company has added disclosure in the section of the Registration Statement entitled “Questions and Answers about the Proposals for Stockholders—Q: What equity stake will current stockholders of FSAC and Selling Stockholders hold in the post-combination company after the closing.”

What are the U.S. federal income tax consequences as a result of the Business Combination?, page 15

2.              Explain why you are unable to provide “will not,” “will,” and “will be” conclusions rather than “should not,” “should,” and “should be” conclusions on the U.S. federal income tax consequences of the business combination. Additionally, revise wherever similar disclosure appears elsewhere in the proxy statement/prospectus. Alternatively,  explain the degree of uncertainty in the opinion, and provide risk factor and/or other appropriate disclosure to explain the risks to stockholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section of the Registration Statement entitled “Questions and Answers about the Proposals for Stockholders—Q: What are the U.S. federal income tax consequences as a result of the Business Combination?” to explain the degree of uncertainty in the opinion and add a cross reference to the risk factor in the Registration Statement that describes the material risks associated therewith.

Summary Historical Financial Information of UHS, page 30

3.              We note your presentation of EBITDA within the summary historical financial information table. As such, please expand your disclosure in note (4) on page 31 to identify EBITDA as a non-GAAP measure, state how and why you use EBITDA as a supplemental measure of your operating performance, and state why you believe the presentation of EBITDA provides useful information to investors. See Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure in note (4) to the table presented in the section entitled “Summary Historical Financial Information of UHS.”

Comparative Share Information, page 73

4.              Please explain to us why the amounts of pro forma total stockholders’ equity (deficit) at June 30, 2018, as presented here do not agree to the pro forma amounts presented on page 69.

Response: In response to the Staff’s comment, the Company has revised the amounts of pro forma total stockholders’ equity (deficit) at June 30, 2018 appearing in the section entitled “Comparative Share Information” to conform to the amounts presented in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The Merger Agreement, page 81

5.              Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide FSAC stockholders a materially complete understanding of the merger agreement disclosures.

Response: The Company acknowledges the Staff’s comment and in response thereto, has added disclosure in the section entitled “Proposal No. 1—Approval of the Business Combination—The Merger Agreement.”

Tax Considerations, page 94

6.              We note the “Assuming” language in the second sentence. It is inappropriate for the opinion to assume any legal conclusion underlying the opinion. Please revise here and wherever similar disclosure appears elsewhere in the proxy statement/prospectus.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

Registration Rights Agreement, page 95

7.              We note that Agiliti will enter into a registration rights agreement at the closing of the business combination. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50- 1.

Response: In response to the Staff’s comment, the Company has added disclosure in the sections entitled “Proposal No. 1—Approval of the Business Combination—Registration Rights Agreement” and “Proposal No. 2—The NASDAQ Proposal—Subscription Agreements with Institutional Investors.”

The Company advises the Staff that neither the registration rights agreement to be entered into at the closing of the business combination nor the subscription agreements entered into with institutional investors in connection with the Private Placement contemplate payment of penalties or liquidated damages as a result of a failure to register or delays with respect to the registration of Agiliti’s common stock. For the Staff’s reference, the form of registration rights agreement and the form of subscription agreement with institutional investors have been filed as exhibits 10.1 and 10.6 to the Registration Statement, respectively.

Opinion of FSAC’s Financial Advisor, page 103

8.              Provide us copies of any board books prepared and furnished by Moelis & Company LLC to FSAC’s board of directors.

Response: In response to the Staff’s comment, the Staff will be provided, under separate cover on a confidential and supplemental basis pursuant to Section 12b-4 (“Section 12b-4”) of the Exchange Act, board books prepared and furnished by Moelis & Company LLC to FSAC’s board of directors on August 1, 2018 and August 10, 2018. The board book furnished on August 1, 2018 was provided to the board of directors to update the board on the status of Moelis & Company LLC’s work in connection with its fairness opinion. In accordance with Section 12b-4, the materials will be provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement. A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 will also be made.

Certain UHS Projected Financial Information, page 114

9.              Provide us a copy of the internally prepared projections that UHS provided to FSAC.

Response: In response to the Staff’s comment, the Company will provide to the Staff, under separate cover on a confidential and supplemental basis pursuant to Section 12b-4 (“Section 12b-4”) of the Exchange Act, the initial projections prepared and furnished by UHS to FSAC on April 4, 2018. In accordance with Section 12b-4, such materials will be provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement. A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 will also be made by Kirkland & Ellis LLP on behalf of the Company.

The Company respectfully advises the Staff that on April 4, 2018, UHS furnished FSAC with the initial projections referred to above that are being provided to the Staff supplementally. Following delivery of these initial projections, UHS provided regular updates on its performance to FSAC via telephonic conferences. In June 2018, based on its then current performance, UHS updated its projections for 2018 and 2019 via telephonic call with FSAC and reiterated its long-term guidance, utilizing methodology consistent with that used in creating the initial projections. Ultimately, UHS published updated guidance for 2018 and 2019 in its earnings release filed on Form 8-K with the SEC on August 13, 2018, which included certain of the projections communicated to FSAC in June of 2018. The updated projected financial information provided in June represents the material information relied upon by FSAC’s board of directors.

U.S. Federal Income Tax Considerations to U.S. Holders, page 120

10.       Delete the words “generally” and “in general” throughout this section because the words may imply that U.S. stockholders cannot rely on the disclosure. Additionally, revise wherever similar disclosure appears elsewhere in the proxy statement/prospectus. Alternatively, describe the basis for any uncertainty of the U.S. federal income tax consequences for U.S. stockholders.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to remove the word “generally” and “in general” throughout the section entitled “Proposal No. 1—Approval of the Business Combination—Material U.S. Federal Income Tax Considerations to FSAC Common Stockholders and Warrant Holders.”

Commitment to quality, page 170

11.       File the consent of British Standards Institute as an exhibit or advise. Refer to Rule 436 of the Securities Act Rules for guidance.

Response: In response to the Staff’s comment, the Company has filed the consent of British Standards Institute as Exhibit 23.4 to the Registration Statement.

Marketing, page 172

12.       Describe briefly your compensation arrangements for your direct sales force.

Response: In response to the Staff’s comment, the Company has added disclosure in the section entitled “Information About UHS—Marketing.”

Properties, page 175

13.       Disclose the range of expiration dates of the lease agreement for your non-corporate locations. Additionally, disclose the principal provisions of the lease agreement for your corporate office, and advise what consideration you have given to filing that lease agreement as an exhibit.  See Item 601(b)(10) Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure in the section entitled “Information About UHS—Properties.” In addition, the Company respectfully advises the Staff that the Company does not believe that the lease agreement is required to be filed as an exhibit to the Registration Statement under Item 601(b)(10) of Regulation S-K. The lease agreement was entered into in the ordinary course of business of UHS, the business of UHS is not substantially dependent on the lease of its corporate offices and the terms of the lease agreement are not material to making an investment decision in UHS or Agiliti.

Summary Compensation Table, page 183

14.       The purpose of footnote (5) next to the names of Messrs. Thomas J. Leonard and Kevin E. Ketzel is unclear.  Please revise.

Response: In response to the Staff’s comment, the Company has removed the references to footnote (5) appearing next to the names of Messrs. Leonard and Ketzel in the Summary Compensation Table, which were inadvertently placed next to such names.

2017 Grants of Plan-Based Awards, page 185

15.       Footnote (1) indicates that the amounts shown reflect the minimum, target, and maximum payment levels. We are unable to locate the minimum payment level in the table. Please revise.

Response: In response to the Staff’s comment, the Company has revised footnote (1) to the table entitled “2017 Grants of Plan-Based Awards” to replace the word “minimum” with the word “threshold.” The threshold payment level (which is zero) appears in the table.

UHS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations for the Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017, page 207

16.       Although your disclosure represents that the legal settlement was confidential, you should nevertheless provide sufficient information for an investor to understand the nature of the claims involved to the extent necessary to understand the business, including any specific risks associated therewith.

Response: In response to the Staff’s comment, the Company has added disclosure in the section entitled “UHS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations for the Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017—Selling, General and Administrative, Gain on Legal Settlement and Interest Expense—Gain on Legal Settlement.”

17.       You disclose on page 208 that the gain on legal settlement of $23.5 million for the first six months of 2017 was related to a confidential litigation settlement agreement.  Please revise your disclosure to clarify that you recognized the gain on legal settlement in the first six months of 2018 and not 2017.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

Liquidity and Capital Resources
Sources and Uses of Cash, page 214

18.       Please revise your disclosure to provide a more robust discussion of changes in operating, investing and financing cash flows as depicted in your statements of cash flows for each of the periods presented. Your disclosure revisions should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows, and should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please refer to the SEC Interpretive Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the section entitled “UHS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources and Uses of Cash.”

Employment Agreements, page 225

19.       Explain briefly why Agiliti intends to establish a San Diego satellite office.

Response: In response to the Staff’s comment, the Company has added disclosure in the section entitled “Management and Board of Directors After The Business Combination—Post-Combination Company Executive Compensation—Employment Agreements.”

Universal Hospital Services, Inc. Financial Statements for the Year Ended December 31, 2017 Note 2. Significant Accounting Policies Inventories, page F-38

20.       We note your disclosure on page F-43 that you adopted ASU 2015-11 as of January 1, 2017; however, your disclosure on page F-38 continues to state inventories are valued at the lower of cost or market. Please revise to state, if true, inventories are stated at the lower of cost or net realizable value.

Response: In response to the Staff’s comment, the Company has corrected its disclosure to state that inventories are stated at the lower of cost and net realizable value.

Universal Hospital Services, Inc. Financial Statements for the Six Months Ended June 30, 2018 Consolidated Statements of Cash Flows, page F-82

21.       You have included an adjustment related to the gain on legal settlement of $21.5 million within your statement of cash flows; however, as noted on page F-80 and elsewhere throughout the filing, the gain on legal settlement was actually $23.5 million. Please revise your disclosure to reconcile this apparent discrepancy.

Response: In response to the Staff’s comment, the Company has revised its disclosures throughout the Registration Statement to clarify that the total gain on legal settlement of $23.5 million is comprised of assets with a fair market value of $21.5 million and $2.0 million in cash.

Note 5. Goodwill and Other Intangible Assets, page F-89

22.       You disclose on page F-48 that you had three reporting segments (Medical Equipment Solutions, Clinical Engineering Solutions and Surgical Services) with goodwill, all of which had a negative carrying amount at December 31, 2017. You further disclose on page F-89 that your reporting segment had a negative carrying amount at June 30, 2018. Please revise your disclosure throughout the filing, and provide us with a comprehensive discussion, to clarify what your reporting units are as of December 31, 2017 and June 30, 2018 for goodwill impairment testing purposes. Note that a reporting unit is an operating segment or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component.  Given your disclosure of disaggregated revenues on page F-87, it appears that discrete financial information remains available for components of your operating segment. If you aggregated your reporting units into a single reporting unit, provide the specific facts and circumstances supporting a conclusion that aggregation was appropriate. Please ensure your response provides us with your analysis of ASC 350-20-35-33 through 35-38 for the identification of your reporting units. Please also refer to ASC 350-20-55-1 through 55-9 for additional guidance when identifying reporting units.

Response: In response to the Staff’s comment, the Company has revised its disclosure relating to UHS Opco’s reporting units for goodwill impairment testing throughout the Registration Statement.

UHS Opco evaluated goodwill impairment at December 31, 2017 and June 30, 2018 at the reporting unit level in each of the periods. ASC 305-20-35-34 indicates “A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.”  Based on this definition and in light of the change in reporting and operating segments disclosed on page F-37 of the Registration Statement, UHS Opco evaluated at each reporting period their reporting units as follows:

•                  As of December 31, 2017, UHS Opco had three reporting segments which were equal to the operating segments. Based on the way segment management was operating the business and considering the discrete financial information utilized in their management of the business, and the lack of any other discrete financial information, UHS Opco concluded that its reporting units were equal to its reporting and operating segments. The disclosures in the annual financial statements of UHS Opco included the Registration Statement have been updated to clarify that its impairment analysis was done at a reporting unit level and its reporting units were equal to its reporting segments.

•                  As of June 30, 2018, subsequent to the change in reporting segments discussed on page F-37 of the Registration Statement, UHS Opco had one reporting segment which was equal to the operating segment, the change from three to one reporting segment was aligned with a change in the operations to include the elimination of segment management, introduction of equipment value management and corresponding changes to what discrete financial information was available and being utilized to operate the business.  As a result of these changes in operations, UHS Opco consists of one component and a single line of business, equipment value management. The component, or reporting unit, is the same as its operating segment and is managed by its chief operating decision maker at a consolidated level.  Discrete financial information is not prepared below the reporting segment level and the financial information for the historical three reporting units no longer exists and is not utilized in the operations of the business.  The chief operating decision maker assesses performance and allocates resources based on the consolidated financial information.  As noted on page F-84 of the Registration Statement, UHS Opco evaluated its goodwill for impairment before and after the change in reporting segments and the corresponding change in reporting units, and there was no impairment under either scenario. The disclosures in the annual financial statements of UHS Opco included the Registration Statement have been updated to clarify that its impairment analysis was done at the reporting unit level and its reporting unit was equal to its reporting segment.

With respect to the disaggregated revenue disclosed on page F-87 of the Registration Statement, this disclosure reflects the product and service line revenue for the three ways in which UHS Opco contracts with customers — Equipment Solutions, Clinical Engineering and On-site Managed Services — however the operational infrastructure for each of these offerings is shared across UHS Opco. There is no discrete financial information available, specifically cost for each contract offering is not available, and this information is not utilized by management to operate the business. The additional disclosures by offering on page F-87 have been included to address the requirements under ASC 280-10-50-40, which requires disclosure of revenue from external customers for each product and service or a group of products and services, and ASC 606, which requires disclosure of revenue on a disaggregated basis.

Exhibit K to Annex A — Agreement and Plan of Merger, page K-22

23.       We note that Section 9.16 of the form of bylaws of Agiliti, Inc. attached as Exhibit K to Annex A relates to an exclusive forum provision. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under it. If this provision does not apply to actions arising under the federal securities laws, please ensure that the exclusive forum provision states this clearly.

Response: In response to the Staff’s comment, the Company has revised Section 9.16 of the form of bylaws attached as Exhibit K to Annex A to the Registration Statement.

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We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163 or Ana Sempertegui at (312) 862-2312.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Charles P. Holden
Chief Financial Officer
Agiliti, Inc.

Shari H. Wolkon
General Counsel and Secretary
Federal Street Acquisition Corp.

Harvey M. Eisenberg
Raymond O. Gietz
Weil, Gotshal & Manges LLP

Ana Sempertegui
Kirkland & Ellis LLP